[redacted]

KW 3/7

13010924

SEC Mail Processing Section

MAR 01 2013

Washington DC 401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SecureVest Financial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

163 Madison Ave. Suite 100
(No. and Street)

Morristown	NJ	07960
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Zucker — 732-536-4646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Adeptus Partners, LLC
(Name – *if individual, state last, first, middle name*)

733 Route 35 North	Ocean	NJ	07712
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, August Cellitti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SecureVest Financial Group, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President /CEO

Title

Sworn to and subscribed before me this 19 day of Feb 20 13

Notary Public

ANNETTE TRAPANESE
ID # 2413896
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 10/25/2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ad3ptus

SECUREVEST FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2012

SECUREVEST FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORTS

DECEMBER 31, 2012

SECUREVEST FINANCIAL GROUP, INC.
Table of Contents

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
SecureVest Financial Group, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of SecureVest Financial Group, Inc. (the Company), as of December 31, 2012, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.10 of the Commodity Exchange Act (CEAct).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SecureVest Financial Group, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Offices:
New York City
Long Island
New Jersey

Ad3ptus

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital (page 11) is presented for purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Adeptus Partners, LLC

Ocean, NJ
February 19, 2013

SecureVest Financial Group, Inc.
Statement of Financial Condition
December 31, 2012

ASSETS	
Cash and cash equivalents	$ 1,101,694
Debt securities owned, at fair value	3,433,804
Due from clearing brokers	161,640
Prepaid expenses and other assets	77,457
Furniture and equipment, net	131,679
Security deposits	48,552
TOTAL ASSETS	$ 4,954,826
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 92,312
Commissions payable	373,789
Securities sold, but not yet purchased	14,288
Due to clearing brokers	958,840
Total Liabilities	1,439,229
Shareholder's Equity	
Common stock, no par value; authorized 300,000 shares; 180,000 shares issued and outstanding	59,667
Additional paid-in-capital	1,235,245
Retained earnings	2,220,685
Total Shareholder's Equity	3,515,597
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 4,954,826

The accompanying notes are an integral part of this financial statement.

SecureVest Financial Group, Inc.
Statement of Operations
For the Year Ended December 31, 2012

Revenue		
Trading profits	$ 7,472,272	
Commissions	329,331	
Interest and other	843,803	
Total revenue		$ 8,645,406
Expenses		
Commissions, salaries and benefits	5,337,159	
Market research costs	546,853	
Clearing charges	209,850	
Interest	610,423	
Occupancy	331,688	
Communications	61,668	
Professional fees	136,466	
Travel and entertainment	190,478	
General and administrative	270,515	
Total expenses		7,695,100
Net Income		$ 950,306

The accompanying notes are an integral part of this financial statement.

SecureVest Financial Group, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2012

	Common Stock		Additional Paid-In	Retained
	Shares	Amount	Capital	Earnings
Balances December 31, 2011	180,000	$ 59,667	$ 1,235,245	$ 2,836,686
Distributions				(1,566,307)
Net income				950,306
Balances December 31, 2012	180,000	$ 59,667	$ 1,235,245	$ 2,220,685

The accompanying notes are an integral part of this financial statement.

SecureVest Financial Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	950,306
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		55,035
Net change in operating assets and liabilitites:		
Decrease in debt securities owned		1,122,814
Decrease in due from clearing brokers		1,787,135
Increase in prepaid expenses and other assets		(30,113)
Decrease in security deposits		4,833
Increase in commissions payable		223,276
Decrease in accounts payable and accrued expenses		(111,813)
Decrease in securities sold, not yet purchased		(288,310)
Decrease in due to clearing brokers		(2,310,657)
Net cash provided by operating activities		1,402,506
Cash flows from investing activities:		
Acquisition of property and equipment		(1,586)
Cash flows from financing activities:		
Distributions		(1,566,307)
Net decrease in cash and cash equivalents		(165,387)
Cash and cash equivalents, beginning of year		1,267,081
Cash and cash equivalents, end of year	$	1,101,694

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

SecureVest Financial Group, Inc. (the "Company") was incorporated on March 16, 1981 in the state of Illinois and operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory, Inc. ("FINRA") and is also registered as an introducing broker with the National Futures Association ("NFA"). The Company is a wholly owned subsidiary of Argentis Holdings, LLC.

(b) CLEARING AGREEMENT

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provide that as a clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance of margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

(c) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

(d) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(f) FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded at cost. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the related assets ranging from three to seven years.

(g) INCOME TAXES

The Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no provision has been made in the accompanying financial statements.

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files information tax returns in the U.S. Federal jurisdiction and various states. The Company has no open years prior to 2008 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(h) SECURITIES VALUATION AND REVENUE RECOGNITION

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company values its securities in accordance with the "Fair Value Measurements" standard. Under this standard, fair value is defined as the prices that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

(i) SUBSEQUENT EVENTS

For the year ended December 31, 2012, the Company has evaluated subsequent events for potential recognition or disclosure through February 19, 2013, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. In addition, as an independent introducing broker, the Company is subject to the minimum capital requirements of $45,000 adopted and administered by the CFTC. At December 31, 2012, the Company had net capital and net capital requirements of $3,016,654 and $100,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2012, the Company's net capital ratio was to .15 to 1.

Note 3. FURNITURE AND EQUIPMENT, NET

Furniture and equipment as of December 31, 2012 consists of the following:

Computers	$ 109,900
Furniture and fixtures	166,058
	275,958
Less: Accumulated depreciation	(144,279)
Furniture and equipment, net	$ 131,679

Note 4. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with Fair Value Measurements. The following table presents information about the Company's assets measured at fair value as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Debt securities owned, at fair value	$ --	$ 3,433,804	$ --	$ 3,433,804
Securities sold, but not yet purchased	$ --	$ 14,288	$ --	$ 14,288

The Company had no significant transfers between Level 1 and Level 2 during the year ended December 31, 2012.

The Company's financial instruments, including cash and cash equivalents, due from clearing brokers, other assets, payables and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

Note 5. COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities under non-cancelable operating leases. Future minimum lease payments at December 31, 2012 are as follows:

Year	Amount
2013	$ 236,902
2014	242,306
2015	247,782
2016	253,330
2017	195,434
Thereafter	117,992
	$1,293,746

Rent charged to expense for the Company's facilities for the year ended December 31, 2012 was approximately $294,000.

The Company from time to time may become involved in legal claims arising in the ordinary course of their activities. In the opinion of management, the outcome of any current legal proceedings would not have a material effect on its financial position or results of operations.

Note 6. CONCENTRATION OF RISK

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities change subsequent to year-end.

In addition, the Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

The Company maintains its cash and cash equivalents at reputable financial institutions, which, at times, may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

SUPPLEMENTARY INFORMATION

SecureVest Financial Group, Inc.
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1 and
CFTC Regulation 1.17
December 31, 2012

Credit:	
Shareholder's Equity	$ 3,515,597
Debits:	
Nonallowable assets:	
Furniture and equipment, net	131,679
Other assets	48,552
Total debits	180,231
Net capital before haircuts	3,335,366
Haircuts on securities positions	318,712
Net Capital	3,016,654
Minimum requirements of 6-2/3% of aggregate indebtedness of $466,101, CFTC requirement of $45,000 or SEC requirement of $100,000, whichever is greater	100,000
Excess net capital	$ 2,916,654
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 92,312
Commissions payable	373,789
Total aggregate indebtedness	$ 466,101
Ratio of Aggregate Indebtedness to Net Capital	.15 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the unaudited Form X-17A-5 as of December 31, 2012.

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

REPORT ON INTERNAL CONTROL REQUIRED BY CFTC REGULATION 1.16 AND SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1)

To the Board of Directors and Shareholder of
SecureVest Financial Group, Inc.

In planning and performing our audit of the financial statements of SecureVest Financial Group, Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17
2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations
3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against

Offices:
New York City
Long Island
New Jersey

Ad3ptus

loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2012, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Ad3ptus Partners, LLC

Ocean, NJ
February 19, 2013

Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
733 Route 35 North
Ocean, NJ 07712
phone 732.745.8800
fax 732.663.0090
www.AdeptusCPAs.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO SIPC GENERAL ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholder of
SecureVest Financial Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by SecureVest Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the National Futures Association., solely to assist you and other specified parties in evaluating SecureVest Financial Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SecureVest Financial Group, Inc.'s management is responsible for SecureVest Financial Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries for the period January 1, 2012 to December 31, 2012, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared the adjustments reported on Form SIPC-7 with supporting schedules, working papers and general ledger entries, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules, working papers and general ledger supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners, LLC

Ocean, NJ
February 19, 2013

Offices:
New York City
Long Island
New Jersey

SecureVest Financial Group, Inc.
Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) - Pursuant to Rule 17a-5(e)(4)
For the Year Ended December 31, 2012

General Assessment	$	19,563
Less:		
Payments made with SIPC-6:		
August 5, 2012		10,835
Total assessment balance due at December 31, 2012	$	8,728
Determination of SIPC net operating revenues and general assessment		
Total net revenue	$	7,825,244
General assessment @ .0025	$	19,563

See Independent Accountant's Report on Applying Agreed Upon Procedures on page 14.